1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 12, 2011

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Inc. (“Corporation”)

(Securities Act File No. 033-97598;

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 132

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 132 to the Corporation’s Registration Statement, filed on June 30, 2011 on behalf of its series, iShares Emerging Markets Local Currency Bond Fund (the “Fund”), pursuant to Rule 485(a) under the 1933 Act. The comments were provided in a telephone conversation on August 11, 2011. For your convenience, your comments are summarized below and each comment is followed by our response.

Comment No. 1: Disclose any estimated Acquired Fund Fees and Expenses (as the Prospectus described potential investments in money market funds) that should be disclosed in the Fee Table.

Response: The AFFE that is estimated to be incurred due to investment in money market funds is expected to be de minimis.

Comment No. 2: Please include more disclosure of the maturity and quality of debt instruments included in the Underlying Index.

Response: The requested change has been made.

Comment No. 3: Please confirm that the index provider considers all of the countries included in the index as “emerging markets.”

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

October 12, 2011

Response: The index provider has informed the Corporation that it considers all of the countries included in the index as “emerging markets.” The index provider uses the index methodology set forth in the “Construction and Maintenance of the Underlying Index” section of the Statement of Additional Information (“SAI”) to determine whether a country is an emerging market country for purposes of the underlying index.

Comment No. 4: Please add disclosure that high yield securities may be “deemed speculative.”

Response: The requested change has been made.

Comment No. 5: If securities lending is a principal risk, then securities lending should be noted as a principal investment strategy of the Fund.

Response: The Corporation respectfully submits that its filing pursuant to Rule 485(a) on June 30, 2011 included the following disclosure in the principal investment strategy section of the Fund’s summary prospectus: “The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of the collateral received).” This disclosure will not be deleted. The Corporation will note the Fund’s policy of lending portfolio securities in the investment strategy section as long as securities lending remains a principal risk of the Fund.

Comment No. 6: Please describe the manner in which notice would be provided if the Fund’s investment objective or index is changed without shareholder approval.

Response: The Fund has adopted its investment objective as a non-fundamental investment policy. Therefore, the Fund may change its investment objective and its underlying index without shareholder approval. In the past, the Corporation and iShares Trust have notified shareholders of a change to the underlying index via a supplement filing. For example, iShares S&P North American Technology-Semiconductors Index Fund notified investors when it changed its underlying index.

Comment No. 7: Since the Fund has a variable additional charge for redemptions, please describe how a variable maximum creation charge is consistent with pricing based on net asset value as provided by Rule 22c-1.

Response: Rule 22c-1 provides, in relevant part, that:

“[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Securities and Exchange Commission

October 12, 2011

The variable maximum creation charge is “based on” the current net asset value of the Fund (as described in Rule 22c-1) and therefore is permissible under Rule 22c-1. The amount charged under the variable maximum creation charge is intended to put an authorized participant in the approximate position the authorized participant would be in if it received an in-kind transfer. We note that other ETFs disclose in their SAIs that a variable charge or fee may be imposed on creations. See, e.g., SPDR Barclays Capital Emerging Markets Local Bond ETF and PowerShares International Corporate Bond Portfolio.

Comment No. 8: Please confirm that no more than 25% of the Fund’s assets will be invested in a swap agreement with any one counterparty.

Response: The Corporation confirms that no more than 25% of the Fund’s assets will be invested in a swap agreement with any one counterparty. The Fund generally will invest at least 80% of its assets in the securities of the underlying index or in depositary receipts representing securities of the underlying index. Given that the Fund can only invest 20% of its assets in securities outside of the underlying index, the Fund will not be able to invest 25% its assets in a swap agreement with any one counterparty.

*****

The Corporation has authorized us to represent on its behalf that, with respect to filings made by the Corporation with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer

Andrew Josef